UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41661

JIN MEDICAL INTERNATIONAL LTD.
(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District
Changzhou City, Jiangsu Province
People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation and Appointment of Director

On July 9, 2026, Dr. Jiayuan (James) Tong notified the board of directors (the “Board”) of Jin Medical International Ltd. (the “Company”) of his resignation as an independent director of the Company, effective immediately. Dr. Tong also resigned as the Chairperson of the Nominating and Corporate Governance Committee and as a member of each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Dr. Tong’s resignation was not the result of any disagreement with the Company relating to the Company’s operations, policies or practices.

On July 13, 2026, upon the recommendation of the Nominating and Corporate Governance Committee, the Board appointed Mr. Ning Xue to serve as an independent director of the Company, effective July 14, 2026, to fill the vacancy created by Dr. Tong’s resignation. The Board also appointed Mr. Xue to serve as Chairperson of the Nominating and Corporate Governance Committee and as a member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Mr. Xue is an entrepreneur. He founded Beijing Taijibao Technology Co., Ltd. in August 2016 and has served as its CEO since. Beijing Taijibao Technology Co., Ltd. is a service provider that provides SAAS platform. He founded an e-commerce company, Shitong United Trading Co., Ltd., in November 2014, and ran the company until April 2016. From August 2011 to May 2015, he served as the CEO of Beijing Ronzhiyun Culture Co., Ltd., which is a company that manages and promotes brand awareness for clients. Mr. Xue also previously served as an independent director of TIAN RUIXIANG Holdings Ltd. (formerly listed on Nasdaq) from January 2025 until January 2026. He graduated from Beijing Technology and Business University in July 2011, majoring in Business Management.

The Board has determined that Mr. Xue satisfies the independence requirements of Nasdaq Listing Rule 5605(a)(2) and qualifies as an independent director. The Board has further determined that Mr. Xue satisfies the additional independence requirements applicable to members of the Audit Committee under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Nasdaq Listing Rule 5605(c).

There are no family relationships between Mr. Xue and any director or executive officer of the Company. There are no arrangements or understandings between Mr. Xue and any other persons pursuant to which he was appointed as a director. There are no transactions between the Company and Mr. Xue requiring disclosure under Item 404 of Regulation S-K of the Securities Act of 1933, as amended.

In connection with Mr. Xue’s appointment as an independent director, the Company and Mr. Xue entered into an Independent Director Agreement and an Indemnification Agreement. Pursuant to the Independent Director Agreement, Mr. Xue will serve as an independent director for an initial term commencing on July 14, 2026 and ending on March 27, 2027, which may be renewed upon mutual agreement of the parties. Mr. Xue will receive compensation of US$14,082 for his service during such term, payable in quarterly installments, and will be entitled to reimbursement of reasonable expenses incurred in connection with the performance of his duties as an independent director. Pursuant to the Indemnification Agreement, the Company has agreed to indemnify Mr. Xue, to the fullest extent permitted by applicable law, against certain liabilities and expenses incurred in connection with claims arising from his service as a director of the Company. The foregoing summary of the Director Agreement and Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements, which are filed as Exhibits 10.1 and 10.2 hereto and incorporated herein by reference.

This Report shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-288314) (the “Registration Statement”), and to be a part of the Registration Statement from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description
10.1	Form of Independent Director Agreement between the Company and Ning Xue
10.2	Form of Indemnification Agreement between the Company and Ning Xue

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIN MEDICAL INTERNATIONAL LTD.

By:	/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer and Director

Date: July 15, 2026

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